August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to *(770) 752-5939*

Derek V. Smith
Chairman and Chief Executive Officer
ChoicePoint, Inc.
1000 Alderman Drive
Alpharetta, Georgia 30005

> **Re:** **ChoicePoint, Inc.**
> **Definitive 14A**
> **Filed March 21, 2007**
> **File No. 001-13069**

Dear Mr. Smith:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 16

1. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer you to Section II.B.1 of Commission Release No. 33-8732A. We note the disparity between Mr. Smith's compensation and that of the other named executive officers. Given this, we would expect to see a more detailed discussion of how and why Mr. Smith's compensation differs from that of the other named executive officers. We also note that your performance-based incentive compensation programs seek to reward executives when both company and individual goals are achieved. If policies or decisions relating to a named executive officer are materially different than the other officers, this please disclose on an individualized basis.

2. We note that the Compensation Committee met in January 2007 and analyzed company and individual performance with respect to the pre-established goals under the performance-based plan. To the extent your incentive programs and base salaries are correlated with the achievement of certain annual individual objectives and performance factors, please discuss the specific items of individual performance used to determine incentive payments and salaries, how your incentive bonuses are specifically structured around such individual objectives and milestones. Please see Items 402(b)(2)(vii) of Regulation S-K.

3. We note that the Compensation Committee determined that the 2006 minimum economic value added goal was not met, and as a result no awards were made to the Named Executive Officers under the annual performance-based incentive plan. Further, the Compensation Committee also determined that awards would be payable to Messrs. Lee, Surbaugh and Trine under the discretionary plan. Please elaborate on this exercise of discretion and the transformational priorities achieved that lead to the payment of awards to these individuals despite the failure to the minimum economic value added goal.

Role of Compensation Consultants, page 18

4. We note that no market assessment of your executive compensation program was performed by compensation consultants in 2006 but that compensation consultants have been engaged since 2004 on specific projects that do not involve the review of peer company practices. Clarify whether you are referring to the Compensation Committee engagement of Mercer Human Resources Consulting, Inc. to review existing employments agreements mentioned on page 8. Describe in greater detail the nature and scope of each consultant's assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Long-Term Incentives, page 21

5. Please disclose the basis for how you allocate long-term compensation among the different types of awards you may grant. For instance, disclose the relationship of the particular type of award to the achievement of a goal, management's exposure to downside equity performance risk, and correlation between costs and benefits to the registrant. See Item 402(b)(2)(iii) of Regulation S-K.

6. We note your statement on page 22 that although specific performance goals for the 2006 grants were set by the Compensation Committee, you feel that disclosure of these specific goals would be inappropriate and would adversely impact shareholder interests. To the extent you believe that disclosure of the goals would result in competitive harm such that the goals could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Finally, to the extent that it is appropriate to omit specific targets, disclose how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Executive Benefits and Perquisites, page 23

7. Expand your disclosure of your supplemental executive retirement plan, deferred compensation plan and perquisite allowances to include a more thorough discussion of Item 402(b)(1) with respect to each of these elements of compensation. Disclose how each of these compensation components and your decisions regarding these elements fit into your overall compensation objectives and affect decisions regarding other elements.

Summary Compensation Table, page 30

8. Please do not use font size smaller than that used in the footnotes to your table.

Supplemental All Other Compensation Table, page 31

9. With respect to the perquisite amount for Messrs. Smith's and Curling's use of the corporate aircraft, please describe the methodology for computing the aggregate incremental costs. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Nonqualified Deferred Compensation Table, page 36

10. Please include a footnote to the table quantifying the extent to which amounts in the aggregate balance at last fiscal year end were reported as compensation in the summary compensation table for previous years. See Instruction to Item 402(i)(2) of Regulation S-K.

11. We note that an executive's contributions may, at their direction, track the investment returns of several investment choices. Please disclose the frequency and manner in which selections may be changed. Refer to of Item 402(i)(3)(ii) of Regulation S-K.

Post-Employment Compensation, page 37

12. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please disclose why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Director Compensation Table, page 45

13. For each director, disclose by footnote to the option awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

14. Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

15. Please disclose how you determined the amounts of stock options to be granted to the directors. If policies or decisions relating to one director are materially different than the other directors, please disclose in materially complete detail.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor